# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Abivax SA, CIK 0001956827
CUSIP: 00370M103
Title of class of securities: Ordinary Shares, par value EUR0.01 per share
Address of issuer's principal executive offices: 7-11, boulevard Haussmann, Paris, France (I0), 75009
Date of event which requires filing of this statement: 02/14/2025
Amends the filing with accession number 0001104659-23-112496
Filed by CIK 0001845105
Persons authorized to receive notices and communications: Armance Bordes, 7-11, boulevard Haussmann, Paris, France (I0), 75009, 33 1 76 23 41 09; John Partigan Lloyd Spencer, Nixon Peabody LLP 799 9 Street NW Ste 50, Washington, District Of Columbia (DC), 20001, 202-585-8000

## Reporting persons
- Sofinnova Crossover I SLP (CIK 0001845105): type of reporting person: other (OO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 7,794,478; shared voting power 0; sole dispositive power 5,264,739; shared dispositive power 0; aggregate amount beneficially owned 7,794,478 (11% of the class)
  Comment: Note in relation to Items 7 and 8: Sofinnova Partners SAS, a French corporation ("SP SAS"), the management company of Sofinnova Crossover I SLP ("SC"), may be deemed to have sole voting power, and Antoine Papiernik ("Papiernik"), Cedric Moreau ("Moreau"), Kinam Hong ("Hong"), Joseph Anderson ("Anderson") and Jacques Theurillat ("Theurillat"), the members of the investment committee of SC, may be deemed to have shared power to vote these shares.
  
  Note in relation to Items 9 and 10: SP SAS, the management company of SC, may be deemed to have sole power to dispose of these shares, and Papiernik, Moreau, Hong, Anderson and Theurillat, the members of the investment committee of SC, may be deemed to have shared power to dispose of these shares.
  
  Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 5,264,739 Ordinary Shares (including ordinary shares represented by American depositary shares) and has 7,794,478 voting rights related to such shares. The aggregate amount beneficially owned and percent of class reported above are based on the Reporting Person's voting rights and the 70,991,046 voting rights outstanding as of December 31, 2024.
- Sofinnova Partners SAS (CIK 0001574139): type of reporting person: other (OO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 7,794,478; shared voting power 0; sole dispositive power 5,264,739; shared dispositive power 0; aggregate amount beneficially owned 7,794,478 (11% of the class)
  Comment: Note in relation to Items 7 and 8: SP SAS, the management company of SC, may be deemed to have sole voting power, and Papiernik, Moreau, Hong, Anderson and Theurillat, the members of the investment committee of SC, may be deemed to have shared power to vote these shares.
  
  Note in relation to Items 9 and 10: SP SAS, the management company of SC, may be deemed to have sole power to dispose of these shares, and Papiernik, Moreau, Hong, Anderson and Theurillat, the members of the investment committee of SC, may be deemed to have shared power to dispose of these shares.
  
  Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 5,264,739 Ordinary Shares (including ordinary shares represented by American depositary shares) and has 7,794,478 voting rights related to such shares. The aggregate amount beneficially owned and percent of class reported above are based on the Reporting Person's voting rights and the 70,991,046 voting rights outstanding as of December 31, 2024.
- Antoine Papiernik (CIK 0001768408): type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 7,794,478; shared voting power 0; sole dispositive power 5,264,739; shared dispositive power 0; aggregate amount beneficially owned 7,794,478 (11% of the class)
  Comment: Note to Items 7 and 8: SP SAS, the management company of SC, may be deemed to have sole voting power, and Papiernik, a member of the investment committee of SC, may be deemed to have shared power to vote these shares.
  
  Note to Items 9 and 10: SP SAS, the management company of SC, may be deemed to have sole power to dispose of these shares, and Papiernik, a member of the investment committee of SC, may be deemed to have shared power to dispose of these shares.
  
  Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 5,264,739 Ordinary Shares (including ordinary shares represented by American depositary shares) and has 7,794,478 voting rights related to such shares. The aggregate amount beneficially owned and percent of class reported above are based on the Reporting Person's voting rights and the 70,991,046 voting rights outstanding as of December 31, 2024.
- Cedric Moreau: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 7,794,478; shared voting power 0; sole dispositive power 5,264,739; shared dispositive power 0; aggregate amount beneficially owned 7,794,478 (11% of the class)
  Comment: Note to Items 7 and 8: SP SAS, the management company of SC, may be deemed to have sole voting power, and Moreau, a member of the investment committee of SC, may be deemed to have shared power to vote these shares.
  
  Note to Items 9 and 10: SP SAS, the management company of SC, may be deemed to have sole power to dispose of these shares, and Moreau, a member of the investment committee of SC, may be deemed to have shared power to dispose of these shares.
  
  Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 5,264,739 Ordinary Shares (including ordinary shares represented by American depositary shares) and has 7,794,478 voting rights related to such shares. The aggregate amount beneficially owned and percent of class reported above are based on the Reporting Person's voting rights and the 70,991,046 voting rights outstanding as of December 31, 2024.
- Kinam Hong: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 7,794,478; shared voting power 0; sole dispositive power 5,264,739; shared dispositive power 0; aggregate amount beneficially owned 7,794,478 (11% of the class)
  Comment: Note to Items 7 and 8: SP SAS, the management company of SC, may be deemed to have sole voting power, and Hong, a member of the investment committee of SC, may be deemed to have shared power to vote these shares.
  
  Note to Items 9 and 10: SP SAS, the management company of SC, may be deemed to have sole power to dispose of these shares, and Hong, a member of the investment committee of SC, may be deemed to have shared power to dispose of these shares.
  
  Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 5,264,739 Ordinary Shares (including ordinary shares represented by American depositary shares) and has 7,794,478 voting rights related to such shares. The aggregate amount beneficially owned and percent of class reported above are based on the Reporting Person's voting rights and the 70,991,046 voting rights outstanding as of December 31, 2024.
- Joseph Anderson: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 7,794,478; shared voting power 0; sole dispositive power 5,264,739; shared dispositive power 0; aggregate amount beneficially owned 7,794,478 (11% of the class)
  Comment: Note to Items 7 and 8: SP SAS, the management company of SC, may be deemed to have sole voting power, and Anderson, a member of the investment committee of SC, may be deemed to have shared power to vote these shares.
  
  Note to Items 9 and 10: SP SAS, the management company of SC, may be deemed to have sole power to dispose of these shares, and Anderson, a member of the investment committee of SC, may be deemed to have shared power to dispose of these shares.
  
  Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 5,264,739 Ordinary Shares (including ordinary shares represented by American depositary shares) and has 7,794,478 voting rights related to such shares. The aggregate amount beneficially owned and percent of class reported above are based on the Reporting Person's voting rights and the 70,991,046 voting rights outstanding as of December 31, 2024.
- Jacques Theurillat: type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 7,794,478; shared voting power 0; sole dispositive power 5,264,739; shared dispositive power 0; aggregate amount beneficially owned 7,794,478 (11% of the class)
  Comment: Note to Items 7 and 8: SP SAS, the management company of SC, may be deemed to have sole voting power, and Theurillat, a member of the investment committee of SC, may be deemed to have shared power to vote these shares.
  
  Note to Items 9 and 10: SP SAS, the management company of SC, may be deemed to have sole power to dispose of these shares, and Theurillat, a member of the investment committee of SC, may be deemed to have shared power to dispose of these shares.
  
  Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 5,264,739 Ordinary Shares (including ordinary shares represented by American depositary shares) and has 7,794,478 voting rights related to such shares. The aggregate amount beneficially owned and percent of class reported above are based on the Reporting Person's voting rights and the 70,991,046 voting rights outstanding as of December 31, 2024.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value EUR0.01 per share
Name of issuer: Abivax SA
Address of issuer's principal executive offices: 7-11, boulevard Haussmann, Paris, France (I0), 75009
Comment:
Introductory Statement:

This Amendment No. 1 (this "Amendment"), being filed by Sofinnova Crossover I SLP ("SC"), Sofinnova Partners SAS, a French corporation ("SP SAS"), Antoine Papiernik ("Papiernik"), Cedric Moreau ("Moreau"), Kinam Hong ("Hong"), Joseph Anderson ("Anderson") and Jacques Theurillat ("Theurillat") the members of the investment committee of SC (collectively, the "Listed Persons" and together with SC and SP SAS, the "Reporting Persons"), amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on October 30, 2023 (the "Schedule 13D").

This Schedule 13D relates to the Ordinary Shares, par value EUR0.01 per share (the "Ordinary Shares"), including ordinary shares represented by American Depositary Shares ("ADS"), of Abivax SA, a societe anonyme incorporated under the laws of the French Republic (the "Issuer"). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

As described in more detail in Item 4 below, SC received an additional 845,865 voting rights since the filing of the Schedule 13D. The allocation of additional voting rights to SC was effectuated for no consideration.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Under French law, shares registered for more than two years in the name of the same shareholder are automatically granted double voting rights, unless the by-laws expressly reject this measure. Consequently, on July 6, 2024, SC received an additional 261,865 voting rights and on October 22, 2024, SC received an additional 584,000 voting rights.

SC may, from time to time, acquire additional Ordinary Shares and/or ADSs or sell all or a portion of the Ordinary Shares and/or ADSs held by SC in the open market or in privately negotiated transactions, or may distribute the Ordinary Shares and/or ADSs held by SC to its unitholders. Any actions SC might undertake will be dependent upon its review of numerous factors, including, among other things, the market prices of the Ordinary Shares and ADSs, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, investors' need for liquidity, and other future developments.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board of Directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

As of February 14, 2025, SC held directly 5,264,739 Ordinary Shares representing approximately 8.3% of the Issuer's outstanding Ordinary Shares and 7,794,478 voting rights representing approximately 11.0% of the Issuer's outstanding voting rights. None of the other Reporting Persons hold any Ordinary Shares or ADSs directly. SP SAS is the management company of SC and may be deemed to have shared voting and investment control over the Ordinary Shares and ADSs held by SC. Each of Antoine Papiernik, Cedric Moreau, Kinam Hong, Joseph Anderson and Jacques Theurillat are the members of the investment committee of SC and may be deemed to have shared voting and investment control over the Ordinary Shares and ADSs held by SC. Each of such individuals disclaims beneficial ownership of such Ordinary Shares and ADSs except to the extent of their pecuniary interest therein.

The ownership percentages are based upon 63,347,837 of the Issuer's Ordinary Shares outstanding as of December 31, 2024. The voting percentages are based upon 70,991,046 voting rights outstanding as of December 31, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows:

See the information contained on the cover pages of this Amendment, which is incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

There have been no reportable transactions with respect to the shares of Common Stock of the Issuer within the last 60 days by the Reporting Persons.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: EX 99.1 - Agreement regarding filing of joint Schedule 13D (incorporated by reference from Exhibit 99.1 to Schedule 13D filed by the Reporting Persons on October 30, 2023)

## Signatures
- Sofinnova Crossover I SLP: /s/ Antoine Papiernik, Managing Partner (02/14/2025)
- Sofinnova Partners SAS: /s/ Antoine Papiernik, Managing Partner (02/14/2025)
- Antoine Papiernik: /s/ Antoine Papiernik, Antoine Papiernik (02/14/2025)
- Cedric Moreau: /s/ Cedric Moreau, Cedric Moreau (02/14/2025)
- Kinam Hong: /s/ Kinam Hong, Kinam Hong (02/14/2025)
- Joseph Anderson: /s/ Joseph Anderson, Joseph Anderson (02/14/2025)
- Jacques Theurillat: /s/ Jacques Theurillat, Jacques Theurillat (02/14/2025)